Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SignPath Pharm, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Last Filed November 3, 2014
File No. 333-198110

Dear Mr. Riedler:

As counsel to SignPath Pharma, Inc., we are responding to the Staff’s comment letter dated November 21, 2014, which is restated below.  We have updated the registration statement to include the September 30, 2014 financial statements.  Amendment No. 4 to the Registration Statement has been filed on this date.

Certain Relationships and Related Transactions, page 57

1.
Please disclose here that Mr. Meyers is a named defendant in litigation filed by the Financial Industry Regulatory Authority Inc. in October 2014.  Please describe the specific nature of the complaints as well as the relief sought.

Response: This comment has been complied with here and under “Risk Factors.”

If you have any questions, please do not hesitate to contact the undersigned at (646) 428-3210.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLC

By:           /s/  Elliot H. Lutzker
Elliot H. Lutzker, Partner

EHL:afb